
July 23, 2007

By U.S. mail and facsimile to (631) 752-6907

Mr. Michael Rakusin
Chief Financial Officer
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, NY 11735

> **RE:** **International Smart Sourcing, Inc.**
> **Form 10-KSB for the fiscal year ended December 29, 2006**
> **Filed March 29, 2007**
>
> **File No. 1-14753**

Dear Mr. Rakusin:

We have reviewed your response letter dated July 10, 2007 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-KSB for the year ended December 29, 2006

1. We have considered your explanations in both your responses dated May 21, 2007 and July 10, 2007. The three subsidiaries that were sold in September 2006 that composed substantially all of your operations meet the criteria in paragraphs 41 and 42 of SFAS 144 for discontinued operations presentation. That is, these operations and related cash flows were clearly distinguishable, operationally and for financial reporting purposes, from the rest of your entity, they have been eliminated from your ongoing operations as a result of the disposal transaction, and you have not had any significant continuing involvement in these operations after the disposal.

   You have told us that you do not believe discontinued operations presentation is appropriate pursuant to SFAS 144 because, among other things, such presentation would not be meaningful to the readers of your financial statements, and SFAS 144 does not explicitly address your particular situation of an all discontinued operations presentation.

Based on the foregoing, we urge you to carefully consider the disclosure in your future filings to ensure this situation is clearly and prominently disclosed. You should also include in your disclosure a thorough analysis of your remaining financial statement accounts and how those accounts and underlying amounts relate to any future operations contemplated by your management.   For example, it may be material to discuss the nature of your operations going forward, as well as the general and administrative overhead expenses that you have continued to incur subsequent to the disposition.

* * * *

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding this comment, please direct them to Jenn Do at (202) 551-3743, or, in her absence, to Al Pavot at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Branch Chief